Exhibit 14.1

Arcadia Resources, Inc. Code of Ethics and Conduct

as Amended and Restated Effective November 7, 2007

Policy:

As providers of essential products and services to the public, Arcadia Resources, Inc., and all subsidiary companies (referred to collectively as Arcadia, the Company or KAD) are committed to the highest standards of integrity and ethical conduct.

The Company will comply with all laws of our rapidly changing industry, the policies governing our relationship with employees, and the laws relating to our status as a provider of Medicare and Medicaid services, and as a publicly-owned company.

This Code applies to all employees of the Company, as well as all directors, officers and subject subcontractors (e.g. independent contractors and agents who conduct business on behalf of Arcadia) of the Company. All directors, officers and subject subcontractors of the Company are subject to all provisions of this Code, even though certain provisions of this Code may specifically reference employees and omit reference to directors, officers and/or subject subcontractors.

Our principles of business conduct are described here, but the Code does not cover every situation, nor does it set forth every applicable rule. We are also guided by other corporate polices, practices and procedures, as well as common sense standards and our personal commitment to ethical behavior. This Code serves as a guide to all directors, officers, employees and subject subcontractors in their day-to-day decision making.

Some of the policies and procedures referenced in this Code may be the subject of other policies, procedures, and employee handbooks issued by the Company from time to time. Any conflict between this Code and any other policies, procedures, and employee handbooks will be resolved such that the more stringent provision governs. The Arcadia Board of Directors, acting through the General Counsel and the Corporate Ethics & Compliance Officer, is responsible for applying and interpreting the policies, practices and procedures specified in this Code.

This code replaces and supersedes all prior codes of ethics previously adopted by the Company. From time to time, this Code may be amended or superseded by the Arcadia Board of Directors, at which time an updated version of the Code will be distributed and will supersede the prior version of the Code, effective upon distribution of the Code. Distribution may occur by various means, including posting our internet and/or intranet website.

For ease of access, each local office and the corporate office will maintain a master copy of this policy as well as all other policies referenced in this Code, and such copies will be available to all employees, officers, directors and subject subcontractors during normal business hours.

YOUR OBLIGATIONS UNDER OUR CODE

It is the responsibility of every employee, director, officer and subject subcontractor of the Company to understand and comply with the policies outlined in this Code. Each year, every director, officer, employee and subject subcontractor will be asked to sign a statement affirming they have read, understand, and agree to abide by the Company’s Code of Ethics and Conduct, and are in full compliance with the Code.

This Code outlines key responsibilities to ensure that we act at all times responsibly, ethically, and lawfully. If you are unsure of the appropriateness or ethics of any activity, ask yourself the following questions:

•	Does it comply with the law, and/or the Arcadia Code of Ethics and Conduct?

•	How would our customers, shareholders, and the general public look upon it?

•	Does it make you uncomfortable because it appears to conflict with the Code?

All employees are expected to:

•	Attend required educational and training sessions relating to the Company’s corporate ethics and compliance program;

•	Be aware of all procedures of the corporate ethics and compliance program, including the mandatory duty of all employees to report actual or possible violations of laws and regulations;

•	Understand and adhere to the policies of the corporate ethics and compliance program, especially those which relate to the employee’s functions within the Company; and

•	Report and actual or potential violations of laws and regulations to their employer.

Obligation to Report Violations

Reporting Methods

All individuals affiliated with Arcadia and its member entities are required to report any policy, procedure or activity which they believe may not be in compliance with laws and regulations, or our own policies. Reporting is vital, because management cannot fix a problem if it doesn’t know about it. Employees are encouraged to report any situation that seems wrong.

Reports may be submitted to:

1.	A supervisor

2.	A senior team leader or Vice President

3.	The Corporate Ethics & Compliance Officer

4.	The Compliance Hotline: 1-800-558-9683

Any person who receives a report of an actual or potential violation is responsible for assuring that such report is communicated promptly to the Corporate Ethics & Compliance Officer.

Arcadia believes that good faith reporting is a key component of our corporate ethics and compliance program. No one should be punished for trying to do the right thing.

Individuals will not be subject to retaliation by any persons affiliated with Arcadia based on reports that are submitted in good faith. Any such retaliation will be considered a violation of the corporate ethics and compliance program and should be reported immediately to the Corporate Ethics & Compliance Officer.

Anonymous Reporting

Even though retaliation for good faith reporting is prohibited, some employees may prefer to make an anonymous report. The Ethics and Compliance Hotline is the best way to do this. This is a non-caller identification line that can only be accessed by the Corporate Ethics & Compliance Officer. Voicemail capability is present for 24-hours-a-day access.

Anyone can use the Ethics and Compliance Hotline, not just people who wish to be anonymous. Leaving a name and number makes it easier to ask follow-up questions; and it is very difficult to give follow-up reports to anonymous callers. Nonetheless, all calls to the Ethics and Compliance Hotline will be investigated.

You may report a violation in person, by telephone or in writing. Violations reported in writing may be anonymous, but should give a sufficiently detailed description of the factual basis for the allegations to allow for an appropriate investigation.

Requests for guidance or reports should be directed to:
Corporate Ethics & Compliance Officer
Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, MI 48076
Telephone: (248) 352-7530
Ethics and Compliance Hotline: 1-800-558-9683

If your concern involves a violation of internal accounting controls, or your concern relates to questionable accounting, financial reporting or auditing matters, you may report directly, confidentially, (and anonymously, if you wish) by writing to the Chair of the KAD Audit Committee:
Chair, Audit Committee of the KAD Board of Directors
Arcadia Resources, Inc.
9229 Delegates Row, Suite 260
Indianapolis, IN 46240
Attn: Confidential/To be Opened by Addressee Only

Possible violations of this Code will be investigated by the Corporate Ethics & Compliance Officer or by an appropriate independent committee of the Board, and appropriate action will be taken if violations are found, up to and including possible termination.

Confidentiality regarding those who make compliance reports and those potentially involved is maintained to the extent allowed by law during a compliance investigation.

OUR WORKPLACE ENVIRONMENT

Non-Discrimination

One of the Company’s guiding values is respect for one another. As a company, we expect that all directors, officers, employees and subject subcontractors treat one another with respect and dignity, creating a safe, comfortable, and enjoyable place to work.

We are proud of being an equal opportunity employer. All employment decisions such as recruitment, employment, development, and promotion are based solely on a person’s ability and potential to perform the job, not upon extraneous factors such as race, color, religion, sex, sexual orientation, national origin, age, disability, height, weight, or marital status. We make reasonable job-related accommodations for any qualified employee with a disability when notified by the employee that s/he needs an accommodation.

Equal employment opportunity includes an opportunity for all employees to work in a positive work environment, regardless of their sex, race, religion, or other differences. This means that everyone should be sensitive to statements and actions which can cause others to feel excluded or which can create a hostile work environment. Specifically, references to and jokes about sex, race, religion, or other differences, can be offensive and can cause employees to feel excluded.

Any incidents or actions that an employee considers to be discriminatory should be promptly reported to a supervisor or to the Director of Human Resources. Any supervisor receiving such a report should, in turn, report it to the Director of Human Resources. If a determination is made that an employee has violated the Company’s policy against discrimination, appropriate disciplinary action will be taken, up to and including discharge.

Harassment-Free Workplace

Arcadia has always taken pride in striving to provide a positive and harassment-free work environment that offers each employee the opportunity to perform to full potential. The Company prohibits harassment relating to an individual’s race, color, sex, religion, sexual orientation, height, weight, health, age, creed, national origin, marital status, veteran status, or disability.

Our commitment to a harassment-free work environment applies to every aspect of the employment relationship and includes those times when employees are engaged in work-related activities or functions that take place away from the workplace and/or after regular business hours. It also extends to business associates such as outside vendors, and business partners.

Any conduct that could be construed as harassment of an employee is expressly prohibited. Sexual harassment including unwelcome sexual advances, sexually explicit comments or physical conduct of a sexual nature is prohibited.

It is forbidden to retaliate against any employee who complains that s/he has been harassed, even if an investigation shows that no harassment occurred.

In keeping with our policy, the possession, distribution, or viewing of any pornographic materials on company premises, including computer equipment, is prohibited.

Substance-Free Environment

Substance abuse - whether alcohol or drug - poses a serious threat to the safety, health, and productivity of the Company and its employees. The Company has a drug/alcohol-free workplace policy that extends to all office locations and applies to employees, vendors, customers and guests.

Our policy prohibits the use or possession of alcohol, illegal drugs and other controlled substances in the workplace (other than prescription medication) or being under the influence of such substances on the job.

On occasion, company-sponsored events may involve serving alcoholic beverages. In these cases, all appropriate liquor laws must be followed, including laws regarding the serving of alcohol to minors. Consistent with our policy, intoxication and excessive drinking at company events is prohibited.

Violence in the Workplace

The Company will not tolerate threats or acts of violence or physical intimidation of any kind in the workplace. Any person who has been threatened with or subjected to physical violence by a fellow employee should report it to their manager.

The possession of weapons, firearms or any dangerous devices is prohibited on Company property.

Avoiding Conflicts of Interest

While working every day to make good business decisions, we must ensure that those decisions are made in the best interest of the Company, rather than based on personal considerations or relationships.

A conflict of interest arises when anything interferes with or influences the exercise of an employee’s independent judgment in the best interest of the Company. Determining whether a conflict exists is not always a straightforward task and, when in doubt, it is best to disclose to management and to the Corporate Ethics & Compliance Officer any situation that is, might be or appears to be a conflict.

Arcadia will conduct its business affairs according to the highest standards of integrity. There can be no deviation from complete honesty in business transactions.

-	Use of Arcadia funds or internal business information for improper purposes and dishonest practices is absolutely forbidden.

Arcadia will disclose existing or potential conflicts of interest to customers when the Company believes such a conflict exists. Examples of this may include when an Arcadia administrative staff member is also a member of the customer’s advisory board; or when a family member is employed by a customer

BUSINESS OPPORTUNITIES OR EMPLOYMENT

Directors, officers, employees and subject subcontractors are expressly prohibited from personally taking opportunities discovered through the use of company property, information or position. Any outside employment, activities or services, with or without compensation, that would divert time and attention away from an employee’s job performance or require work during company business hours should be avoided. Those who serve as a director, officer or consultant with any company that does business with Arcadia must notify the Corporate Ethics & Compliance Officer.

Other Financial Interests

If an employee or any immediate family member has any significant financial interest in a business that does or seeks to do business with, or is in competition with the Company or any subsidiary, the Corporate Ethics & Compliance Officer must be promptly notified.

In the case of a member of the Arcadia board of directors and any executive officer, approval must be obtained by the Board of Directors.

Note:  A “significant financial interest” is defined as ownership by an employee and/or family member of more than 1% of the outstanding capital value of an entity. The Company will work with the employee/family member to determine the appropriate course of action.

Gifts and Entertainment

Employees should not accept entertainment, gifts or favors that could influence, or appear to influence, business decisions in favor of any person or organization with which the Company has or is likely to have business dealings.

It is important that all relationships with customers, vendors, agents and other business partners be based on lawful and fair business practices and not present or create the appearance of a conflict of interest.

Reasonable business entertainment that is in the best interest of the Company is allowed, but only if consistent with accepted business practices and of sufficiently limited value and in a form that will not be construed as improper.

Infrequent gifts of insignificant value ($25 or less) may be accepted if doing so is consistent with common courtesy and accepted business practice. Accepting an occasional meal or entertainment in connection with a business relationship is allowed, but only if it would be appropriate to reciprocate.

No gifts in excess of $100 in the aggregate should be accepted from any one source in any given year. At no time will gifts be offered to a government employee.

PROTECTING COMPANY ASSETS AND INFORMATION

The Company’s success depends on each of us protecting company assets, including physical equipment, funds, information, and reputation.

Theft and Fraud

Fraud - the act or intent to cheat, trick, steal, deceive or lie - is both dishonest and, in most cases, criminal. Intentional acts of fraud are subject to strict disciplinary action, including dismissal and possible civil and/or criminal action.

Taking or stealing or knowingly misappropriating the Company’s assets or the assets of any employee or customer is improper and/or illegal.

Submitting false expense reports, forging or altering checks, the unauthorized reporting of business transactions or destroying anything of value belonging to the Company without consent, constitutes fraud under company policy.

Any director, officer, employee or subject subcontractor who suspects fraud or theft must report their concern to the Corporate Ethics & Compliance Officer.

Limitations on Personal Loans to Directors and Officers

U.S. securities laws strictly limit Arcadia from extending credit or making personal loans to its directors or officers. The Company regards these limitations as applicable to all companies that Arcadia owns or operates.

HIPAA Privacy, Security, and Confidentiality

The protection of the Company’s proprietary and confidential business information is critical to our ability to compete and to comply with federal and state securities laws. Violations of any applicable law could expose the Company and/or the person to severe criminal or civil liability.

Arcadia will respect and honor the privacy and confidentiality of client/patient records and will protect the confidentiality of business records.

Every employee of Arcadia has access to a variety of data - client/patient/customer information, financial information, personnel records, QRM data, etc. Client/patient data is essential for delivery of client/patient care and, in addition to the other restrictions on use and disclosure, may only be used and dis-closed on a need-to-know basis for treatment, payment or healthcare operational purposes (disclosure for inappropriate reasons, such as casual gossip or for personal use, not only violates policy but in some cases, may violate the law). Other confidential information includes physician/non-physician practitioner data (credentials, quality), financial information, and human resources/personnel information. For purposes of this policy, “confidential information” includes all of the data and other information referenced in this paragraph, in addition to all non-public information relating to Arcadia, and to other businesses, including, but not limited to, information that could be useful to competitors or otherwise harmful to the interests or objectives of Arcadia or the other relevant business if disclosed.

Confidential information may not be:

•	Discussed in public places (including elevators) where it may be overheard

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Shared with people outside the Company, including shareholders, securities analysts, brokers, agents, customers, vendors, family members and others, except in cases where there is a business purpose, a confidentiality agreement is in place, and the disclosure is made on a need-to-know basis and otherwise complies with Company policy

•	Left unsecured on laptop computers or sent via unsecured email

•	Shared with co-workers except for valid business purposes

Some Arcadia entities may require employees to sign a confidentiality agreement. Breaking this agreement may result in disciplinary action, including termination.

Arcadia employees will likely be entrusted with confidential information, and have responsibility for protecting that information. Disclosure to anyone - inside or outside of the organization - may be made only as permitted by policy. If employees have any questions or doubt about how to respond to a request for disclosure or their obligations, they should ask their supervisor or department director, or call the Corporate Compliance/Privacy Officer. If an employee believes that confidential information has been disclosed improperly, it should be reported to the supervisor, department director, divisional Vice President or Corporate Ethics & Compliance/Privacy Officer.

Directors are required to maintain the confidentiality of all information entrusted to them by Arcadia and any other confidential information about Arcadia that they receive from any source in their capacity as a director, except when disclosure is legally required or specifically authorized by the Board of Directors. Directors are expected to take all appropriate steps to minimize the risk of disclosure of confidential communications coming to them from Arcadia as well as confidential documents, discussions and decisions by or among directors and by or among the directors and management. All documents and discussions occurring at Board or Committee meetings are deemed confidential, except to the extent that disclosure may be legally required. Directors may not use confidential information for their own personal benefit or for the benefit of persons or entities outside the Corporation or in violation of any law or regulation including insider trading laws and regulations. These responsibilities with regard to confidential information apply to directors during and after their service on the Board.

Arcadia’s electronic and telecom-munications systems, including but not limited to e-mail, the intranet, Internet, telephones, and voice mail, are the property of the Company, and are to be used primarily for business purpos-es in accordance with internal policies and procedures. In some instances, use is further regulated by Federal law regarding use and disclosure of PHI (Protected Health Information) and HCBI (Health Care Business Informa-tion) in electronic communications.

Personal use of these resources should not assume privacy, whether for creat-ing, storing, sending, or receiving non--business communications. Arcadia reserves the right to monitor and/or access communications usage and content consistent with internal poli-cies and procedures.

Employees may not use these resources to post, store, transmit, download, or distribute any threatening materials; knowingly, recklessly, or maliciously false materi-als; obscene materials; material desig-nated confidential by company policy or federal regulation; or anything consti-tuting or encouraging a criminal offense, giving rise to civil liability, or otherwise violating any laws.

Additionally, these channels of communication may not be used to send chain letters, non-Arcadia approved solicitations, personal broad-cast messages or copyrighted docu-ments that are not authorized for reproduction.

Employees who abuse Arcadia’s communications systems or use them excessively for non-business purposes may lose these privileges and be sub-ject to disciplinary action.

Interacting with the Media and Other Outside Parties

It is important that public statements that might be attributed to the Company be carefully considered. Personal views must be kept separate from Company views.

To protect Arcadia and our employees, no one is authorized to speak publicly for the Company or to disclose confidential information to outside parties such as current or prospective security holders, securities analysts, brokers and other parties designated by the CEO, unless specifically authorized to do so by the CEO. If you are approached by the media or other outside parties regarding the Company, direct them to the CEO.

It is particularly important to the Company that disclosures of confidential information by or on behalf of the Company, whether intentional or non-intentional, are done in compliance with Company policy and legal requirements, as violations may expose the Company to governmental enforcement action and competitive and other harm. Directors, officers or employees of the Company who have intentionally or non-intentionally disclosed confidential information in violation of this policy are required to immediately report such disclosure to the CEO for appropriate compliance action by the Company. The voluntary reporting of such disclosures, and the failure to voluntarily report such disclosures, will be taken into consideration in assessing what disciplinary action, if any, may be warranted in a given situation.

Posting information on Internet bulletin boards or communicating in chat rooms is essentially the same as talking to the media. Employees should not use these forums to discuss Company matters or to respond to comments about Arcadia. If an employee sees a comment or posting of concern, they should bring it to the attention of their manager.

Directors, officers, employees and subject subcontractors with questions concerning these policies should contact the Corporate Ethics & Compliance Officer or the CEO.

Marketing and Customer Relations

Marketing and sales information (this includes oral statements and written material distributed to patients/clients/customers/families, referral sources or to the general public) will reflect appropriate and accurate information regarding the care and services that we are capable of providing in accordance with state and federal laws and regulations, either directly or through contractual agreement.

Insider Information and Trading Arcadia Resource Securities

Company policy and U.S. securities laws prohibit employees from buying or selling Company stock or any other kind of public security using inside information.

Note:  Inside information (also referred to as “material non-public information”) is information not yet disclosed to the public that might be significant to a reasonable investor in deciding whether to buy, sell or hold stock or other securities.

It is also unethical and illegal to disclose such information to others (e.g., “tipping”) so that they may trade based on that information. Company policy applies primarily to Arcadia’s own stock, but also applies to confidential information that an employee learns about other companies through their job with Arcadia.

Arcadia directors, officers and certain senior-level employees have additional disclosure requirements and other obligations relative to trading in Arcadia stock.

Violations of Insider Trading Laws

No employees, officers and directors of the Company or its subsidiaries may trade Arcadia common stock or other securities when aware of any material, non-public information about the Company or its subsidiaries, no matter how you acquired the information. You also must not “tip” or disclose material, non-public information to anyone, including people in your immediate family, friends or anyone acting for you (such as a stockbroker). The circumstances under which material, non-public information concerning the Company or its subsidiaries may be disclosed to third parties for legitimate business purposes is addressed by other Company policy.

There are harsh civil and criminal penalties if you wrongly obtain or use material, non-public information when you decide whether to trade the Company’s securities, or if you give that information to another person who uses it in trading the Company’s securities. The following penalties apply under Exchange Act Rule 10b-5, which prohibits trading on the basis of material non-public information: (1) imprisonment for up to 20 years, (2) criminal fines of up to five million dollars, (3) civil penalties of up to three times the profits gained or losses avoided, (4) prejudgment interest, and (5) private party damages. Further, you may be obligated to pay back any money you made on the trade. Additionally, Arcadia could be held liable for your violation and the Company’s reputation may be damaged.

Violations of this policy may result in disciplinary action, including dismissal from employment or removal from office for cause.

Preclearance of Trades

All Arcadia directors, officers, individuals designated by the Arcadia Board as executive officers for SEC reporting purposes (i.e., certain Arcadia employees, directors and officers of Arcadia subsidiaries, etc.) and other persons subject to restricted trading periods are obligated to pre-clear all trades and other transactions in Arcadia securities, whether or not the trade is permitted or prohibited during a restricted trading period. At least two (2) business days before trading or agreeing to trade Arcadia common stock or other securities, you must contact the Company’s legal counsel to obtain pre-clearance of the contemplated trade, as well as to determine whether a restricted trading period is in effect. These procedures also apply to Rule 10b5-1 trading plans (see below).

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Preclearance Granted. If, upon requesting clearance, you are advised that Company stock or other securities may be traded, you may buy or sell the stock or other securities within two business days after clearance is granted, but only if you are not otherwise in possession of material, non-public information. If for any reason the trade is not completed within two business days, pre-clearance must be obtained again before stock or other securities may be traded.

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Reporting of Executed Transactions. You must report all executed transactions in your Company stock or other securities, no later than the execution date of the transaction. This is necessary even though you received pre-clearance of the transaction. The Company will not know whether you proceeded to act upon such pre-clearance until you provide us with the exact dates, prices and other relevant information.

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Preclearance Denied. If, upon requesting clearance, you are advised that Company stock or other securities may not be traded, you may not engage in any trade of any type under any circumstances, nor may you inform anyone of the restriction. You may reapply for pre-clearance at a later date when trading restrictions may no longer be applicable.

It is critical that you obtain pre-clearance of any trading in Company securities to prevent inadvertent insider trading violations and to avoid the appearance of an improper transaction (which could result, for example, when an officer engages in a trade while unaware of a pending major development). In addition, the pre-clearance procedure is necessary to assist you in preventing violations of the Section 16(b) short-swing profit rule (described below). While compliance with Section 16(b) and other restricted trading periods is your responsibility, the pre-clearance of all trades will allow the Company to assist you in preventing any inadvertent violations.

Restricted Trading Periods

Arcadia prohibits directors, officers and other designated individuals from trading Arcadia securities during restricted trading periods (i.e., blackout periods) designated by the Company, regardless of your actual possession or non-possession of material, non-public information. The restricted trading periods are instituted by Arcadia for a variety of reasons.

Persons Subject to Restricted Trading Periods. The following persons are subject to the restricted trading periods:

•	Directors and officers of Arcadia.

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Other employees of Arcadia and directors, officers and employees of a Arcadia subsidiary who are designated as "executive officers" for SEC reporting purposes by the Arcadia Board of Directors, or who are otherwise designated by the Chief Executive Officer.

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All individuals reporting directly to the Chief Financial Officer. Certain employees in the Controller’s group who are involved in the preparation of financial statements, determined by the Chief Executive Officer

•	Investor relations personnel.

•	Corporate communications personnel.

•	Any other employees of Arcadia or its subsidiaries in possession of material nonpublic information concerning Arcadia or its subsidiaries.

•	Family members living in the same household as anyone covered by this policy.

Employees not otherwise subject to the blackout periods are encouraged, although not required, to refrain from trading Company securities during blackout periods to avoid the appearance of improper trading.

Restricted Trading Periods. The following are restricted trading periods:

•	Beginning ten calendar days before the end of a fiscal quarter and ending after the completion of the first trading day after earnings are released to the public.

•	Such other periods as the Company may designate from time to time upon notice to those persons who are affected.

Transactions Prohibited During Restricted Trading Periods. Transactions prohibited during a restricted trading period are open market purchases or sales of Company securities; the purchase or sale of Company securities through a broker, unless in accordance with pre-arranged written plans that comply with SEC rule 10b5-1; the exercise of stock options where all or a portion of the acquired stock is sold during the blackout period; and any additional transactions designated by the Company. If and when the Company establishes a pension fund which permits trades in Company securities, the Sarbanes-Oxley Act of 2002 will require the Company to prohibit all purchases, sales or transfers of Company securities by employees, directors, and executive officers during a pension fund blackout period.

Transactions Permitted During Restricted Trading Periods. Transactions permitted during a restricted trading period are the exercise of stock options where no Company stock is sold in the market to fund the option exercise; transfers of Company stock to or from a trust; transactions that comply with SEC Rule 10b5-1 prearranged written trading plans; and any additional transactions designated by the Company.

Section 16 Reporting Obligations and Short-Swing Liability

The SEC’s rules under Section 16(a) of the Exchange Act impose reporting requirements on executive officers, directors and 10% shareholders. While the Company will assist you with Section 16 compliance, you should recognize that it is your legal obligation to ensure that your filings are made timely and correctly, and that you do not engage in unlawful short-swing transactions. The Company can only facilitate your compliance to the extent you provide the Company with the information required by this Policy. The Company does not assume any legal responsibility in this regard. If you would like more detailed information regarding your Section 16 obligations, please contact the CEO.

Under the Section 16(b) short-swing profit rule, all Arcadia directors, officers and individuals designated by the Arcadia Board as executive officers for SEC reporting purposes will be held liable to the Company for any short-swing profits resulting from a non-exempt purchase and sale (or sale and purchase) within a period of less than six months. If and when the Company implements a pension fund in which shares of the Company’s stock may be traded, any profits realized by you upon a short-swing trade during a pension blackout period would also be recoverable by the Company (whether or not there is a “matching” transaction in contrast to short swing trading). The Sarbanes-Oxley Act authorizes the SEC to cause the Company to contribute all of the disgorged profits into a public fund to be used for restitution to the victims of such violations.

You are also legally liable for short-swing trades by your immediate family members sharing the same household (e.g., spouse, children, parents, grandparents, siblings, in-laws, etc.), even if you have no prior knowledge of the trades.

Financial Reporting and Controls

Arcadia requires full, fair, accurate, and timely disclosure in reports filed with or submitted to the Securities and Exchange Commission, the IRS, other governmental regulators, and in all public communications made by the Company.

All directors, officers, employees and subject subcontractors will work to maintain the integrity of the Company’s recordkeeping and reporting systems. All business transactions must be properly authorized, and completely and accurately recorded on the Company’s books. No false or inaccurate records or entries may be made for any reason. Directors, officers, employees and subject subcontractors should report any indication that company records are being falsified to the Corporate Ethics & Compliance Officer or directly to the Company’s Board Audit Committee.

Section 303 of the Sarbanes-Oxley Act specifically makes it unlawful to take any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of that issuer for the purpose of rendering such financial statements materially misleading. All directors, officers, employees and subject subcontractors are prohibited from taking any such actions.

Fiscal Responsibility

Arcadia will operate in a fiscally responsible manner.

-	Personnel are encouraged to contribute their ideas and suggestions for improving the Company’s fiscal performance.

-	The cost of service includes only legitimate expenses, and is billed consistent with the type and amount of service provided.

-	Clients/patients/customers/families are informed of Arcadia charges and their level of responsibility for those charges prior to initiation of service or change in service.

-	Salaries and benefits will be consistent with an employee's responsibility and the size and geographical location of the local office.

-	Engaging in any form of kick-back or pay-off activities is strictly prohibited, including compensating or sharing financial risk with any physicians.

OTHER PRINCIPLES

Fraud and Abuse

Arcadia’s policy has always been to uphold the laws that govern our industry. Consistent with this policy, all employees are required to abide by the Medicare and Medicaid fraud and abuse laws.

• All Company and patient records will be prepared and maintained accurately and truthfully to applicable standards.

• Bills and claims are only to be submitted when services are actually rendered and fully documented in client/patient medical records. Bills and claims are to contain accurate diagnoses and service codes (ICD-9 and CPT codes).

It is the duty of employees with knowledge of actual or potential deviation from submission of complete and accurate bills or claims to promptly report the problem to the Corporate Ethics & Compliance Officer or a supervisor authorized to address the concern.

Federal False Claims Act (Whistleblower Statutes)

The False Claims Act is a federal statute that covers fraud involving any federally funded contract or program, including the Medicare and Medicaid programs. The Act establishes liability for any person who knowingly presents or causes to be presented a false or fraudulent claim to the U.S government for payment.

To encourage individuals to come forward and report misconduct involving false claims, the Act includes a “qui tam” or whistleblower provision. This provision essentially allows any person with actual knowledge of allegedly false claims to the government to file a lawsuit on behalf of the U.S government.

The whistleblower must file their lawsuit on behalf of the government in a federal district court. The lawsuit will be filed under seal which means that the lawsuit is kept confidential while the government reviews and investigates the allegations contained in the lawsuit and decides how to proceed.

If the government determines that the lawsuit has merit and decides to intervene, the U.S. Department of Justice will direct prosecution of the lawsuit. If the government decides not to intervene, the whistleblower can continue with the lawsuit on their own.

If the lawsuit is successful, and provided certain legal requirements are met, the qui tam relator (whistleblower) may receive an award ranging from 15 to 30 percent of the amount recovered. The whistleblower may also be entitled to reasonable expenses including attorney’s fees and costs for bringing the lawsuit.

In addition to a financial award, the Act entitles whistleblowers to additional relief, including reinstatement of employment, back pay, and any other compensation arising from retaliatory conduct against a whistleblower for filing an action under the Act or committing other lawful acts such as investigating a false claim or providing testimony for, or assistance in, a False Claims Act action.

See the False Claims Act policy for more details, including state-specific False Claims Act provisions.

Antitrust

Antitrust laws were written to promote free and competitive business practices, and violations of them carry serious criminal and civil penalties. This section is not intended to explain antitrust laws in detail, but to make employees aware of potential antitrust concerns.

Antitrust laws prohibit any business arrangements between competitors or potential competitors intended to restrict competition in the market. Such practices that would violate antitrust laws include: price fixing, division of territories or customers, boycotting of third parties, and exclusive dealings with suppliers or physicians.

The antitrust laws are complex and violations are determined on the facts and circumstances of each situation. If an employee is aware of a possible antitrust arrangement, they are required to contact the Corporate Ethics & Compliance Officer for review and possible follow up with outside legal counsel.

Government Investigations

A large number of federal and state governmental agencies may become involved in investigating companies such as Arcadia for various reasons. The fact that a governmental agency investigates the affairs of Arcadia or its affiliates does not mean they have concluded that a civil or criminal offense has occurred. Because we have confidence that all employees, officers, directors and subcontractors strive to comply with applicable laws, Arcadia’s general policy is to cooperate with all government investigations.

To further its compliance efforts, Arcadia should be fully informed about any pending governmental investigations concerning the Company when contact has been made with Arcadia employees.

Arcadia encourages its employees to immediately notify either the Corporate Ethics & Compliance Officer or any other person in a management position after receiving a contact from governmental agencies who are or may be conducting any investigation of the Company. These contacts could occur either while the employee is working or during off hours at the employee’s home. A governmental contact for the purposes of this policy includes a request made of the employee for a future interview.

Whether conducted at work or at home, the government investigator may request an interview. Unless the investigator has a subpoena or court order, employees have the right to decline the interview. If an employee accepts an interview, they also have the right to have an attorney present. Both of these decisions - whether or not to be interviewed and whether to have legal counsel present - are the employee’s alone. Neither Arcadia nor the government can force an employee to do one or the other.

This policy is not meant to deter Arcadia employees from cooperating or assisting with any governmental investigations. It is meant to advise employees of their rights and to encourage them to notify the Company if they become aware of an investigation.

Client/Patient Rights and Responsibilities

Arcadia recognizes, respects, and upholds in all our duties and actions, client/patient/customer rights and responsibilities as published, posted and distributed by Arcadia or the staffing customer, as applicable. For more detail, please see Arcadia’s policy entitled Patient Rights & Responsibilities.

Direct and Indirect Patient Care Situations

We protect the integrity of clinical decision making regardless of how it compensates or shares financial risk with its leaders, managers, or clinical staff. All clinical decisions are based on identified patient health care needs as defined in an assessment and plan of care/service plan policies and procedures.

•	We will provide qualified staff and appropriate placement based on qualifications and skill sets

•	In staffing relationships, during the course of their assignments, our staff will respect and subscribe to a facility’s Code of Ethics.

Relationship to Other Health Care Organizations

The corporate management team ensures that Arcadia is not harmed by any relationship it has with another entity. We honestly and conscientiously cooperate with others in providing patient/client care services and information for admission, transfer or discharge of our patients/clients.

•	We engage in ethical business practices in the conduct of our affairs so that maximum fair trade is maintained.

•	We inform patients/clients, and their families of any financial benefit to Arcadia when they are referred to another organization, service or individual.

•	We conduct business and clinical matters in a manner that prevents any conflict of interest in our practices.

Ethics & Compliance Committee

Arcadia’s Ethics & Compliance Senior Leadership Committee and its Ethics & Compliance Steering Committee will address ethical and compliance program issues involving Arcadia employees and patient/customers/clients in the areas of general care, admission, transfer, and discharge practices, billing and payroll practices, potential areas for conflicts of interest, and employee, client, patient, and customer satisfaction.

The Ethics & Compliance Steering Committee reports to Arcadia’s corporate management team, and the Ethics & Compliance Senior Leadership Committee reports to the Arcadia’s Board of Directors and the Audit Committee of the Board of Directors. For more information, please see Arcadia’s Corporate Ethics & Compliance policy (EC2).

Waivers of the Code of Ethics and Conduct

Any express or implied waiver or any amendment of this Code may only be made by the Company’s Board of Directors and will be promptly disclosed as required by law.

ARCADIA RESOURCES, INC.
CODE OF ETHICS AND CONDUCT
As Amended and Restated Effective November 7, 2007

Employee, Officer, Director and Subject Subcontractor
Acknowledgement and Agreement

I hereby certify that I have read the entire Arcadia Code of Ethics and Conduct policy as revised effective November 7, 2007, and have had an opportunity to review any questions I might have with my manager or the Corporate Ethics & Compliance Officer.

I believe I understand fully how the Code relates to my position. My activities and business conduct are and have been, to the best of my knowledge, in compliance with the Code, except as noted below.

I agree to abide by the Code of Ethics and Conduct policy and I agree to comply with all Company policies and procedures. I understand that my agreement to comply with the Code does not constitute a contract of employment by the Company.

I certify that I have read and understand the Arcadia False Claims Act Policy (EC3)

I also certify that I have not been convicted of a crime since signing the attestation on the Arcadia application for employment.

Name (print):

Employer:

Title:

Signature:

Date:

Describe below any activities and/or business conduct not in compliance with the Code. Continue on a separate page(s) if necessary. If none, write “none” below. Failure to affirmatively state “none” or to describe any activities and/or business conduct will be construed to mean that your activities and business conduct are, to the best of your knowledge, in compliance with the Arcadia Code of Ethics and Conduct.